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[LOGO]  KOOR INDUSTRIES LTD.
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                                                               OFFICE OF LEGAL COUNSEL
                                                               21 Ha'arba'a Street
                                                               Tel Aviv 64739
                                                               Israel
                                                               Tel:  972-3-6238420
                                                               Fax: 972-3-6238425

                                                               25 November 1999


The Securities Authority    The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.      54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464             Tel Aviv 65202                  Jerusalem 91007
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Fax: 02-6513940             Fax: 03-5105379
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Dear Sirs,


                     RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 41/99) COMPANY NO. 52-001414-3

Koor Industries Ltd. hereby gives notice that the Board of Directors of the Company on November 24, 1999 resolved to distribute a Second Interim Dividend for the year of 1999.

The Interim Dividend will amount to NIS 2.7 per Ordinary Share of the Company, each Share having a Nominal Value of NIS 0.001.

The Interim Dividend shall be payable to shareholders of record on Monday, December 27, 1999.

The "X" date is Tuesday, December 28, 1999.

The date of payment of the Interim Dividend shall be Tuesday, January 11, 2000.

Tax at source up to 25% will be deducted according to the applicable law.



                                        Yours sincerely,


                                        (-)
                                        Shlomo Heller, Adv.
                                        Legal Counsel